Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 001- 14010

The following excerpts are from a transcript of a conference call held as part of the JPM CEO Call Series on August 21, 2025, and attended by Udit Batra, CEO and President of Waters Corporation (“Waters”) and representatives of certain institutional clients of J. P. Morgan, which included discussions in connection with the proposed business combination between Waters and Augusta SpinCo Corporation (“SpinCo”), a wholly owned subsidiary of Becton, Dickinson and Company (“BD”).

Operator: Welcome and thank you for standing by. I would like to inform all participants that this conference call as well as any Q&A may be recorded and made available to the clients of JP Morgan. Where a company is presenting any recording may also be posted on their website. Views and opinions expressed by any external speakers on this call are those of the speakers and not of JP Morgan. Parts of this conference call may also be reproduced in JP Morgan research. If you have any objections, you may disconnect at this time. This call is intended for JP Morgan clients only as participants are not permitted on this call and should disconnect now unless otherwise permitted by internal JP Morgan policy, members of JP Morgan investments in corporate banking are not permitted on this call and should disconnect now. I would like to now turn the call over to Rachel Vatnsdal. Please go ahead.

Rachel Vatnsdal - Life Science Tools and Diagnostics Team, J.P. Morgan: Perfect, thank you operator and thank you everyone on the line for joining us today for our call with Waters. This is Rachel Vatnsdal from the Life Science Tools and Diagnostics team here at JP Morgan and on the line, we have Udit Batra, CEO of Waters. So, as we typically do with our CEO call series, this will be an hour of Q&A. So, if any of you on the line do have questions, please feel free to either submit them via the Net Roadshow app. Otherwise you can send them to me via email or over Bloomberg as well. So, with that, Udit, thank you so much for joining us today.

Udit Batra - President & Chief Executive Officer, Waters Corporation: Good morning, Rachel, and thank you for having us.

[…]

Rachel Vatnsdal - Life Science Tools and Diagnostics Team, J.P. Morgan: That’s helpful. Maybe shifting then to the BD announcement. Obviously, you recently announced that you guys are acquiring BD biosciences and diagnostic solution business. So just to start off the conversation at a high level, can you walk us through the strategic rationale for this transaction? Why do you believe now is the right time to do such a transformative deal for Waters? And then also just remind us how competitive was this process that you guys went through for the transaction?

Udit Batra - President & Chief Executive Officer, Waters Corporation: Again, take a step back. I mean 5 years ago back at your conference in 2021, we stated that we had 3 goals in our strategy. One, to regain our commercial momentum to catch up to historical Waters levels with instrument replacements, service attachment, e-commerce, and very tactical commercial initiatives. There are five of them, and we gave you an update on those every single year. Second, we said we want to reignite our innovation engine and bring back Waters to the podium with in LC, in Mass spec, in chemistry and informatics. And I think we’ve made some nice progress there as well. And then third, we said once we’ve done these two things, we want to ensure that the future is secure by increasing our strength in adjacencies, which looks similar to our recurring business model with replacement and service and informatics and chemistry and add some higher growth to our overall business.

So, these are the 3 things that we stated. The first two chapters have gone really superbly. I mean the commercial momentum is back. And even in a very dynamic sort of last 5 years, we’ve stood out as a company that’s been able to withstand the challenges just given the choices we’ve made and the execution. Second, on the innovation side, I mean Alliance IS, TQ absolute XR, MRT. Now the columns, the chemistry portfolio with MaxPeak now informatics with multi-angle light scattering on in power. So, innovation, internal homegrown innovations is going extremely well. Then brings to my third, brings me to my third chapter where we want to accelerate in the adjacencies and there were 4 to 5 adjacencies that we had identified with BD. With one shot, we were able to accelerate our move into three prime adjacencies that we had outlined.

The first one was having a stronger portfolio in bioanalytical characterization. As the pipeline of our key customers starts becoming much more focused on novel modalities and biologics, we felt we needed to have a broader portfolio of analytical instruments that eventually we could take into QA/QC. And basically, two of the more significant gaps in our portfolio world around flow cytometry and PCR, and BD brings those, not just brings them, they bring them at scale where the technology has been de-risked and the commercial risk is zero, right? They’re a strong, strong player in those two segments.

Second, we wanted to advance our portfolio in bio separations, and we’ve been doing a pretty good job organically with it, but we felt we needed access to reagent, especially antibodies, to take our hypothesis on attaching antibodies to columns. And here we’ve just done the launch the proof of concept with Protein A columns, which is going extremely, extremely well, and we needed access to a large antibody portfolio and BD brings that. So that’s number two on the adjacencies. And number three, we’ve also been clear that Mass spec belongs in specialty diagnostics. And in fact, Roche’s entry into this space really, really verifies this hypothesis. We feel that Mass spec belongs in specialty diagnostics, but we did not have the commercial reach nor the regulatory and medical affairs capabilities to do justice to it in the short term. So, we collaborated with a player in China to do it for China, for China, but outside of China, meaning in Europe and the United States, we were on the lookout for partners or acquisition targets and here’s BD, which would scale in molecular diagnostics and the exact capabilities we need. So, strategically complete and clear fit, and then turning to the quality of the asset and I’ll keep these comments brief and you can pull any thread that you like in any of these areas.

I mean the quality of the asset, roughly 80% of the portfolio is in leading positions. Flow cytometry is considered a jewel in the life science tool space for a long time. I mean, what LCs to Waters flow is to Becton Dickinson. So, this is a really, really strong brand that we’re bringing into armamentarium. Second, in the diagnostic space, especially microbiology. Microbiology, which is 65% of the diagnostic segment, has no pricing or reimbursement pressure, given that it’s only two competitors who are supplying most of the global customers by enlarge. And in the DRGs, microbiology testing is a very small portion of the overall cost, not dissimilar to QA/QC for large pharma. So, very, very strong portfolio. And then of course we’ll have ample opportunity hopefully to talk about the synergies. I mean we’ve signed up for roughly 345 million in synergies creating a ton of value. And all of these synergies, and we went through this in our Q2 prepared remarks as well, are very tactical. I mean they’re here and now. These are sort of things that we’ve done at Waters during the diligence we went in quite deep into understanding what the drivers were, what the fact base were talking to several customers and really digging in and understanding how tactical these revenue and cost synergies were. We feel very comfortable that we can achieve the 345 million and more often than not surpass it like we’ve done with other objectives. And that stands up a very, very strong life science tools and diagnostics layer with a resilient revenue growth like Waters. I mean by the end of the five-year period, we’re looking at a 7% growth for the combined company and a 32%, 32% operating margin, which again puts us in the top of the industry. So extremely, extremely good. I mean, Rachel, I’m again in California here to meet colleagues. I’m raring to go. I’m done talking about it.

Rachel Vatnsdal - Life Science Tools and Diagnostics Team, J.P. Morgan: Perfect. Yeah, I wanted to dig into some of the revenue synergies that you laid out during the transaction announcement. Obviously, you went into a little bit more detail on the second quarter earnings call a few weeks ago as well, but I think this is still the area where investors are trying to understand the achievability of some of these revenue synergies. So, can you just walk us through the confidence in achieving some of these revenue targets? Maybe rank order for us where you have the most confidence, whether that is the revenue synergies on commercial excellence or the adjacencies or cross-selling, and then some of the associated timelines with each of those buckets as well.

Udit Batra - President & Chief Executive Officer, Waters Corporation: Look, I mean as I go through them, maybe we can talk about the rank order, but if I were to sort of do it superficially right now, I’d say, look, the commercial excellence synergies are here and now. This is stuff that we’ve been doing at Waters for the last five years. We went from a spreadsheet-based instrument replacement protocol where there was a deficit of about 13,000 instruments that we had to replace at Waters. And mind you, the deficit is now 4,000. So, we track to a multi-year timeframe initially starting with Excel spreadsheets, which I created on a weekend and had the team filled, to now a CRM tool that is managed with Bob Cario and his team and very, very, very careful management of replacement with different segments and propensity to replace across different customer segments. So huge confidence on the commercial side, on the strategic adjacencies.

Two out of three are almost cost selling Mass spec into diagnostics is basically just accessing the commercial infrastructure that BD has with molecular diagnostics for specialty labs. And their service team that we currently don’t have for Mass spec will provide immediate expansion of service but also allow us to improve the attachment on that front. And then on flow and PCR, all we’ve modeled is taking flow and PCR into process development using Water’s resources and not necessarily moving them into QA/QC. Huge confidence across the three commercial ones, these two which are here, and now on the technical ones, especially taking the antibodies and attaching them to our columns, we have proof of concept. There’s about between 15 and 20 programs that was stranded just waiting for access to antibodies, which will now start in earnest as soon as we get access to the full portfolio and we feel that should hit in the 3-to-5-year timeframe.

That’s the one that will take a bit of time to develop technologically. And then lastly, on cross selling with access to DMPK or other segments, I mean again, that’s here and now, given that we have the best instrument in the industry with Mass spec, with TQ absolute XR, that belongs in DMPK. And we’ve already done a proof of concept with several customers there, but let me just go through it a little bit more systematically. But that gives you sort of a flavor of confidence across which is pretty significant. And in all of these areas we have backstops. So, I mean we mapped out roughly what, 290 million in revenue synergies over 5 years, and it basically spans across these three defined and in ready areas. So, 150 million from commercial excellence, 115 from high growth adjacencies, 60 from cross selling, right? And this is similar to what we had done back at Waters, especially on commercial excellence.

I mean the BD business resembles what Waters looked like back in 2020. 30% of the installed base of instruments is due for replacement, right? 30%. 70% of the revenue comes from reagents, yet only a small percentage flow through e-commerce, right? And 40% of the install base of instruments is on service coverage. And I went through earlier also on how we’ve improved service attachment rate over the last few years at Waters. So, these are areas that we’ve just worked on and we’re getting just a larger portfolio to apply these capabilities on. So just take one of these for example, by applying the same playbook, I mean the 115 million is well within reach. So, for example, e-commerce attachment, if you just increase it by 20% on BD’s, 1.8 billion reagents business like we’ve achieved with Waters, it unlocks the 75 million that we’ve signed up for there alone.

And this math is based on what we’ve seen firsthand at Waters. This is not sort of consulting math. This is stuff that we’ve seen ourselves where an incremental dollar is generated for every $5 that are shifted to digital channels. And at Sigma Aldridge we had roughly 75% of antibodies going through e-commerce. So, this is far, far from what we would be signing up for.

And in terms of bioanalytical characterization, bio separations and Mass spec and diagnostics, each sort of contribute between $35 and 40 million. So, as I said before for flow and PCR, we’re just assuming that these get access and these are BD’s products that get access to QA/QC laboratories and process development laboratories from Waters, initially only process development and that sort of justifies the $40 million. And over time we intend to take flow cytometry and PCR into QA/QC, like we have taken multi-angle light scattering from wire to QA/QC, but the number, the $14 million, only envisages access to process development. So the QA/QC move is an upside.

Similarly, the bio separations, as I mentioned, the $35 million basically just is based on concrete opportunities that we currently have stranded in our pipeline, which would be advanced with access to the antibodies. And on the diagnostic side, look, I mean upstream proteomics is identifying new biomarkers for early disease detection, and Mass spec is an essential tool that is going to be used for multiplex diagnostic. So, Roche is entering into the space with the high throughput platform validates the hypothesis. And so with BD, we gain immediate access to global specialty diagnostic labs, which we today don’t have at Waters, and a service infrastructure that gives us a 24 hour premium plan. So, this channel and service capability alone gives us a $40 million upside. And this again, does not include the development of a fully integrated Mass spec platform like Roche has. We’ve done that already in China with KHV, we intend to do it here, but that’s an upside, right?

And on cross selling, it’s a significant revenue synergy where BD’s, strong presence in pharma clinical laboratories, which again, where Waters doesn’t have a lot of access today, gives us reach into those laboratories where we can place our TQ absolute and TQ absolute XR. And previously we haven’t had penetration there, and that is part of the cross selling that we’re signing up for roughly a $600-ish million TAM, we’re assuming $60 million over the next few years. Now what this does not include is any contribution from Mass spec for identification of microbes in microbiology labs or taking microbiology into pharma testing for QA/QC applications. And these two areas can contribute quite a bit more. Each one of them is between $3 -500 million in TAM and are existing in markets where these products are relevant, but BD has not taken them there due to either lack of technical capabilities or commercial access.

So, in all, I feel very good about the $290 million that we’ve signed up for. It does not include the transformation that we intend to orchestrate for the microbiology business to get it back to sort of peer level growth. It does not include the W synergies that come from the microbiology business. And the 3 45 does not include overachieving, the cost synergies where the overall, $345 million of EBITDA in fact does not include the overachievement of cost and bringing it in line with what we did with Sigma Outreach as well. So, feel very good that these are tactical here and now initiatives.

Rachel Vatnsdal - Life Science Tools and Diagnostics Team, J.P. Morgan: Perfect. That’s a lot of detail on the revenue synergies. So maybe I could just shift over to the cost synergy side of things that you just alluded to. You said that you expect to achieve $200 million in cost synergies and also expand the operating margin profile of the company by 500 basis points by 2030. So, can you walk us through some of these key drivers in the confidence on the cost synergy side and then also on that margin expansion over the next five years here?

Udit Batra - President & Chief Executive Officer, Waters Corporation: Yeah, so on the cost side, Rachel, like I said, it’s $200 million by the end of year three, right? $80 million comes from manufacturing and supply chain. About 40 of that 80 is from site rationalization and consolidation. So, we’ve identified meaningful overlap across the combined manufacturing and distribution footprint, including specific sites where there are opportunities for rationalization and to consolidate. So, this provides a very clear and actionable path forward. And Chris Ross, who’s heading up the integration office now, comes from operations. So, I have immense confidence that we will achieve this rather rapidly. $30 million comes from direct procurement savings. Now this is highly conservative, it’s just two and a half percent of the combined material spend. Usually, from a benchmarking perspective, you’ll see 5% achieved. So, we’re just signing up for half of it—$30 million. So there’s a $30 million upside here. We’ve assumed $10 million from freight lane optimization. So this is basically just using the same freight lane across a larger portfolio so we can overachieve that. I’m quite certain both freight and direct procurement ramp up quickly within the first three years. Site rationalization will usually begin in year two with full benefits by the end of year three. And again, application of supply chain rationalization, procurement leverage, workforce consolidation and overlapping areas is something we have not incorporated. So $18 million is quite straightforward and straightforward to achieve. Second, there’s $75 million coming from commercial infrastructure service and technology. So, 50% of this will come from consolidating regional management, inside sales, sales operations with zero impact on quota carrying sales reps. So that’s the first part of it where we’ll consolidate regional structures, which of course are going to be redundant across the two companies, 50% of it also comes from eliminating duplicative technology platforms.

We don’t need two CRM tools, we don’t need two e-commerce, we don’t need two analytics platforms. And Central Service oversight is there across the two companies, and we would want to make sure we consolidate that as well. Beyond the $75 million that we’ve modeled in commercial infrastructure, service and technology, there is significant opportunity as we examined the BD structure in improving spans and layers. So as a reminder, back in early 2023, we took out 5% of Waters’ overall headcount given the slowdown in the market, and this was Q1 of 2023 when we implemented the program. This was largely done by reducing the number of layers from me all the way to the frontline and increasing the span for each manager. So typically now at Waters, each manager has roughly 7direct reports on average - some more, some less - and there’s only 7 layers from me all the way to the frontline. And this is very different at BD, adding this would give us a much more significant number and adding onto that $75 million, so that’s manufacturing and supply chain and commercial and infrastructure.

And the third is about $45 million from indirect procurement and using our global capability center in Bangalore. So the $20 million from indirect procurement savings is less than 2% again of the indirect spend. And usually, I mean even in the Sigma days, we did more than double of this. So, this is well below any benchmark, but $20 million out of the 45 comes from indirect procurement. The balance comes from insourcing outsourced services that BD today has to the Waters’ India Global Capability Centers where we already deliver equivalent output of 30 cents to a dollar. So whatever we can do in our in-house capability center is 70% cheaper versus going outside. And there’s of course additional upside from rebalancing roles from high-cost geographies into India and something that we would create as an upside.

Finally, this indirect procurement savings usually ramps up in year one and two, so we should see it sooner than later. And the global capability realization requires us to renegotiate contracts with external IT vendors, which usually takes two to three years. So that’s overall the $200 million in cost synergies. And again, I’ll remind you, this is sort of grounded in what we already did back at Waters without the benefit of an integration, which is also 5% of our overall headcount. So, the 4.7% here of the total cost base with the cost synergies is imminently achievable even if you look at it from that perspective. And then secondly, of course, if I go back to my own experience and Chris Ross’s experience at MilliporeSigma, when we combined those two organizations, we took out between 7.5 to 8% of the total cost space. And if you just take that alone, you get to $325 million in cost synergy. So significant upside potential here.

I think that is the first part of your question, just elaboration on the cost synergies. Now, you’d also asked about our assumption on the margin going from 27 to 32%. I mean, let me sort of dimensionalize or give you just sort of a simple numerical way to look at it, right? Start with 27%, 250 basis points will come from the $345 million synergies, of which 200 basis points are tied to margin benefit from cost synergies only at 4.7% of the combined company cost threshold. Remember at Sigma we did much, much larger. So, this is sort of our lower end 250 basis points on the $345 million in synergies, another 130 to 150 basis points from Waters standalones. Remember what we spoke about at the investor day, the trajectory that we have to get closer to 35% by 2030, and this is a program that we will continuing to implement and that leaves between 50 and 100 basis points BD standalone. Applying just a pricing discipline alone, including the resumption of, for instance, in the microbiology business of annual price increases on the back tech platform, which has been constant for the last few years. And greater volume leverage gets you that 100 basis points. So, 27 plus 250 plus 250 from the cost, from the overall synergies, 130 – 150 from Waters standalone and about 50 – 100 from BD standalone gets you to 325. So long answer, happy to pull any thread if you like.

Rachel Vatnsdal - Life Science Tools and Diagnostics Team, J.P. Morgan: Yeah, perfect. Maybe just in the interest of time, I think shifting over to 2026 and the discussion there, because I’ve been getting some questions from investors on it. So, if we look at your current guidance for the rest of this year, it really implies a mid-single digit organic growth for Waters in the fourth quarter. So how should we think about this exit rate in the context of the 2026 outlook for standalone Waters? And then also how do you think about margins for standalone Waters as well, as we look to next year?

Udit Batra - President & Chief Executive Officer, Waters Corporation: We will not guide fully to all of next year, but I think I can give you a guidepost on a way to think about it.

First half of the year you saw us on the lower end of the high single digit range, right? 7% growth. And I think your question is more around what should you assume when the company’s combined and what would be Water’s standalone, what would be BD standalone, what would be synergies? And you sort of take each of those and answer that question and it’ll give you the answer to the Waters question, right? BD standalone, we’ve assumed roughly 4.5%, and we can get into the details in a bit, but we’ve assumed in 2026, there will be a bit of recovery. It still doesn’t recover to the 19 to 24 growth rate, but 4.5%, you add the revenue synergies in year one to it and basically then finally add the Waters growth rate, which I would be comfortable in saying that it is on the lower end of the high single digit number, meaning say between 6 and 7%, you add those three up to a weighted average, you come up with a company that’s growing north of 6%. So, I think that’s how I would model it. And, of course, there can be deviations on one or the other of that, but overall, I think you can be quite sure that a 6% plus growth is within reach in 2026 for the combined company.

Rachel Vatnsdal - Life Science Tools and Diagnostics Team, J.P. Morgan: That’s helpful. Just to follow up on that though, any comment on margins? And then maybe more broadly, just given the timing of when the deal closes, when should we expect to actually receive formal 2026 guidance for you guys?

Udit Batra - President & Chief Executive Officer, Waters Corporation: Yeah, look, I mean it depends on when the deal closes. I mean, if the deal closes at the end of Q1 and after our Q4, we usually give our full year guidance with our Q4 earnings. So, depends on the timing, Rachel. If it is before, we will do our best to try to give you an indication of what the full year will look like. I mean, not much more to say at this point, but it’s usually in that timeframe that you should get guidance. I won’t comment much more on the margin side at this stage.

[…]

Rachel Vatnsdal - Life Science Tools and Diagnostics Team, J.P. Morgan: Great. That’s helpful. Maybe in the final minute or two here, Udit, can you just provide us with any final takeaways and what do you think is the most underappreciated aspect of the Waters’ story here?

Udit Batra - President & Chief Executive Officer, Waters Corporation: […] The potential of the BD transaction I think is getting better and better appreciated. I feel good about the discussions we’ve had with several investors and several of our large investors as we provide more detail and as people get more comfortable as time passes and people get more comfortable with their own analysis. I mean, there is a tremendous value creation potential here to create a leading, innovation driven life science tools and diagnostics company, which basically is able to withstand even more turbulence than what standalone has been able to do. So, feel very good about the discussions we’ve had, and as the story gets appreciated, I’m sure more and more folks will see an opportunity to come in and support us. So, I want to again thank you for the opportunity. Thank you for the forum and thank you for your questions. I hope it was helpful.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, SpinCo and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as EBITDA and adjusted operating margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Waters’ and BD’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies.